UNITED STATES
                        SECURITY AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                 Form 10-KSB FOR PERIOD ENDED JUNE 30, 2000

                             SEC FILE NUMBER: 0-3718

Part I - Registrant Information

Full name of Registrant:
AmeriNet Group.com, Inc.

Address of Principal Executive Office:
2500 North Military Trail, Suite 225-C; Boca Raton, Florida 33431

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed. (Check box if appropriate)


*       (a)    The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calender day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portions thereof will be filed on or before the fifth calender day following the prescribed due date; and

        (c) The accountant's statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

     The Registrant and its auditors did not receive timely responses to requests for information required for its consolidated June 30, 2000 audit from Vista Vacations International, Inc., a former subsidiary, or from Wriwebs.com, Inc., a Flroida corporation in which, for accounting purposes, the Registrant is deemed to have a 20% interest, although it currently owns all of its outstanding common stcok.

     The Registrant's report on Form 10-KSB has been completed, except for its consolidated, audited financial statements for the year ended, the related management and discussion sections, and other data based on the consolidated audited financial statements, and for a subsequent review of the completd report by the Registrant's board of directors. A copy of the draft report, subject to completion and any changes required as a result of information provided by the consolidated audit for the year ended June 30, 2000 is annexed as an exhibit to this notification statement.

Part IV - Other Information

1.  Name  and  telephone   number  of  person  to  contact  in  regard  to  this
notification:

 Lawrence R. Van Etten, President               (561) 998-3435
 Name                                      Area Code  Telephone number

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter periods that the registrant was required to file such report(s) been filed?

YES

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that its consolidated financial statements for the year ended June 30, 2000 will be materially different than those for the year ended June 30, 1999, since the Registrant engaged in substantially more business and, concurrently with the 2000 year end, elected to discontinue or reduce its equity ownership in a number of its subsidiaries, as a result of which, it anticipates to incur a one time loss of approxiametly $4,000,000 for the year ended June 30, 2000.


                           AmeriNet Group.com, Inc.
                       ---------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   September 28, 2000         By: /s/Lawrence R. Van Etten/s/
-------------------------           --------------------------------
                                      Lawrence R. Van Etten, President


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